[redacted]

11018676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASHINGTON, DC 110

SEC FILE NUMBER
8-66679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Derivatives Markets Inc. (Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Wall Street
(No. and Street)

New York (City) N.Y. (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name*)

90 South Seventh Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of New York)
) ss:
County of New York)

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2010 and supplementary schedule are true and correct, and that neither Citigroup Derivatives Markets Inc. (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2010 and supplementary schedule will promptly be made available to the Company members and allied members whose signatures do not appear below.

Ramsey Saliba 2-24-11

Ramsey Saliba
Chief Financial Officer

Linda A. Staiti

Notary Public

LINDA A. STAITI
Notary Public, State of New York
No. 01ST4963940
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires March 19, 2014

Contents

This report** contains (check all applicable boxes):

X (a) Facing page.

X (b) Statement of Financial Condition.

_ (c) Statement of Income.

_ (d) Statement of Cash Flows.

_ (e) Statement of Changes in Stockholder's Equity.

_ (f) Statement of Changes in Subordinated Indebtedness.

_ (g) Computation of Net Capital Under Rule 15c3-1.

_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

_ (i) Reserve Computation and Information for Possession or Control Requirements Under Rule 15c3-3.

_ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.

X (l) An Oath or Affirmation.

_ (m) A copy of the SIPC Supplemental Report.

_ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_ (o) Report of Independent Registered Public Accounting Firm (on Internal Control Required by Rule 17a-5).

_ (p) Statement of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.

_ (q) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citigroup Derivatives Markets Inc.:

We have audited the accompanying statement of financial condition of Citigroup Derivatives Markets Inc. (the Company) (a wholly owned subsidiary of Citigroup Financial Products Inc.) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Citigroup Derivatives Markets Inc. as of December 31, 2010 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2011
Minneapolis, Minnesota

CITIGROUP DERIVATIVES MARKETS INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2010

(Dollars in thousands, except share data)

Assets

Cash	$ 339
Financial instruments owned and contractual commitments, at fair value (includes $17,222 of securities out on loan)	
Exchange-traded options	266,506
Equity securities	2,407,560
	2,674,066
Receivable from affiliates	1,848
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $34,477	5,956
Other assets	56,457
	$ 2,738,666

Liabilities and Stockholder's Equity

Liabilities:	
Short-term borrowings with affiliates	$ 442,387
Deposits received for securities loaned	17,622
Financial instruments sold, not yet purchased, and contractual commitments, at fair value:	
Exchange-traded options	—
Equity securities	671,816
	671,816
Payables to brokers and dealers	1,208,944
Payables to affiliates	3,168
Payables and accrued liabilities	21,829
Subordinated indebtedness to CGMHI	50,000
Total liabilities	2,415,766
Commitments and contingencies (note 9)	
Stockholder's equity:	
Common stock ($.001 par value. Authorized 1,000 shares; issued and outstanding 100 shares)	—
Additional paid-in capital	125,630
Retained earnings	197,270
Total stockholder's equity	322,900
Total liabilities and stockholder's equity	$ 2,738,666

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Citigroup Derivatives Markets Inc. (the Company), a broker-dealer registered with the Securities and Exchange Commission (SEC), is a direct wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI) and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup).

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management's best judgment and estimates. Estimates, including the fair value of financial instruments, and matters that affect the reported amounts and disclosures of contingencies in the financial statements, may vary from actual results. Current market conditions increase the risk and complexity of judgment in these estimates.

The Company is a member firm of and also functions as a specialist and/or market maker on the Chicago Board Options Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, International Securities Exchange, New York Mercantile Exchange, Pacific Exchange, Philadelphia Stock Exchange, the Boston Options Exchange and the New York Stock Exchange AMEX options.

(b) Financial Instruments and Contractual Commitments

Financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts, are carried at fair value and are recorded on a trade date basis. Fair value is estimated using market quotations available from major securities exchanges and dealers. Changes in the fair value of financial instruments and contractual commitments are recognized in earnings.

(c) Receivables/Payables from/to Brokers and Dealers

The Company conducts business with one clearing broker, Goldman Sachs Execution and Clearing, L.P., for its trading activities. This broker performs the clearing and depository operations of the Company's trading activities. Receivables and payables from and to brokers and dealers primarily reflect amounts due from and to this broker.

(d) Deposits Received for Securities Loaned

Deposits received for securities loaned are recorded at the amount of cash received and are collateralized principally by equity securities. The Company monitors the market value of securities loaned daily and additional collateral is obtained as necessary.

(e) Offsetting of Amounts Related to Certain Contracts

When the requirements of FASB ASC Topic 815-10-45-5 are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts

recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

(f) ***Property, Equipment and Leasehold Improvements***

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Certain internal use software costs are capitalized and amortized on a straight-line basis over the lesser of the estimated useful lives of the related assets or four years.

(g) ***Exchange Memberships and Other Exchange Interests***

The Company holds ownership interests in various domestic exchanges, which include membership seats, trading rights and shares held to meet certain minimum exchange requirements. These interests owned by the Company are carried at cost and are included in "Other assets" in the statement of financial condition. Assessments of the potential impairment of carrying value are made annually. Ownership interests in exchanges held in excess of minimum exchange requirements are recorded at fair value. In 2010, the Chicago Board Options Exchange (CBOE) demutualized and subsequently did an initial public offering. As a result, the Company received shares in the CBOE and continues to own shares held in "Other assets" and recorded at fair value. A portion of these shares are restricted and considered not readily marketable per SEC Rule 15c3-1.

(h) ***Income Taxes***

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with CGMHI, the Company records expense and a related liability which it settles such current and deferred tax provisions with CGMHI throughout the year.

(i) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including those regarding the allowance for doubtful accounts and the potential outcome of litigation and regulatory reviews, that affect the statement of financial condition and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

(2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items. At

December 31, 2010, net capital of $287,521 exceeded the minimum requirement by $287,271. As a listed options specialist and market maker, the Company qualifies for the exemption under SEC Rule 15c3-1(a)(6)(ii) and therefore its clearing brokers assume certain of its net capital requirements.

(3) Stock Award Programs

The Company, through the Capital Accumulation Program (CAP), issues shares of Citigroup common stock in the form of restricted or deferred stock to participating officers and employees. For all stock award programs, during the applicable vesting period, the shares awarded cannot be sold or transferred by the participant, and some or all of the shares awarded are subject to cancellation if the participant's employment is terminated. After the award vests, the shares become freely transferable (subject to the stock ownership commitment of senior executives). From the date of the award, the recipient of a restricted stock award can direct the vote of the shares and receive dividend equivalents. Recipients of deferred stock awards receive dividend equivalents, but cannot vote shares until they have vested.

Stock awards granted in January 2010 vest 25% per year over four years. Unearned compensation expense associated with the stock awards represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the full vesting period, except for those awards granted to retirement-eligible employees. The charge to income for awards made to retirement-eligible employees is accelerated based on the dates the retirement rules are met.

CAP and certain other awards provide that participants who meet certain age and years of service conditions may continue to vest in all or a portion of the award without remaining employed by the Company during the entire vesting period, so long as they do not compete with Citigroup during that time. Awards to these retirement-eligible employees are recognized in the year prior to the grant in the same manner as cash incentive compensation is accrued.

(Dollars in thousands)

(4) Income Taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Pursuant to an agreement with CGMHI, all temporary differences are treated as current tax items and the tax effect on such differences is included in the payable to CGMHI. In the absence of such an agreement, the Company would have reported at December 31, 2010 a net deferred tax asset of $10,246, comprising the following:

Deferred tax assets:		
Employee benefits	$	24,005
Other deferred tax assets		702
Total deferred tax assets		24,707
Deferred tax liabilities:		
Intangible assets		(10,387)
Investment position activity		(1,079)
Depreciation/amortization		(2,995)
Total deferred tax liabilities		(14,461)
Net deferred tax asset	$	10,246

During the year, the Company paid $6,996 in income taxes to CGMHI under the tax sharing agreement. At December 31, 2010, the Company had income taxes receivable from Parent of $1,837 included in "Receivable from affiliates".

The Company adopted FASB ASC Subtopic 740-10, *Accounting for Uncertainty in Income Taxes*, as of January 1, 2007. The Company maintains no tax reserves for uncertain tax positions.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2006
New York	2006

(5) Derivatives Activities

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures contracts* which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.

- *Option contracts* which give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company enters into these derivative contracts relating to interest rate, foreign currency, commodity, and other market risks for the following reason:

- *Trading Purposes—Own Account* – The Company trades derivatives for its own account, and as an active market maker. Trading limits and price verification controls are key aspects of this activity.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the statement of financial condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

(Dollars in thousands)

Information pertaining to the volume of derivative activity is provided in the table below. The notional amounts, for both long and short derivative positions, of the Company's derivative instruments as of December 31, 2010 are presented in the table below:

Derivative Notionals

		Trading Derivatives
Interest rate contracts		
Futures	$	6,587,395
Written options		68,975,740
Purchased options		74,800,665
Total interest rate contract notionals		150,363,800
Equity contracts		
Futures		1,794,389
Written options		41,879,935
Purchased options		40,630,121
Total equity contract notionals		84,304,445
Foreign exchange contracts		
Futures		345,304
Written options		6,096,073
Purchased options		6,189,926
Total foreign exchange contract notionals		12,631,303
Commodity futures contracts		
Futures		1,868,149
Written options		11,173,848
Purchased options		12,997,405
Total commodity contract notionals		26,039,402
Total derivative notionals	$	273,338,950

(Dollars in thousands)

Derivatives Outstanding at December 31, 2010

	Derivatives classified in Financial instruments owned/sold	
	Assets	**Liabilities**
Derivative instruments		
Interest rate contracts	$ 297,854	$ 284,008
Equity contracts	2,330,148	2,217,303
Foreign exchange contracts	77,515	65,192
Commodity contracts	574,116	446,624
Total derivatives	3,279,633	3,013,127
Less: Netting agreements	(3,013,127)	(3,013,127)
Net asset/liability	$ 266,506	$ -

All derivatives are reported on the statement of financial condition at fair value. In addition, where applicable, all such contracts covered by master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to a valid master netting agreement. In addition, receivables in respect of cash collateral paid to a given counterparty are included in this netting.

(6) Financial Instruments and Contractual Commitments and Related Risks

The Company enters into financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts as part of its options market-making and trading business and its overall risk management process. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined price. In return for this right, the purchaser pays a premium to the seller (or writer) of the option. Option contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. The Company is obligated to post margin for options on futures. The seller (or writer) of the option is subject to the risk of an unfavorable change in the underlying financial instrument. The purchaser is subject to market risk to the extent of the premium paid and credit risk. Exchange-traded options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date (short sales). Options and short sales may expose the Company to both market risk and credit risk in excess of the amount recorded on the statement of financial condition. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase and revenues from principal transactions would be reduced.

As discussed in note 1(b) to the statement of financial condition, the Company records all financial instruments at fair value.

As a market maker of listed options contracts, the majority of the Company's securities transactions are conducted as principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears all of its securities transactions through one unaffiliated clearing broker. Accordingly, a substantial portion of the Company's credit exposures is concentrated with its clearing broker. At December 31, 2010, a credit concentration with the clearing broker consisted of approximately $774,031. The clearing broker can rehypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

(7) Fair Value Information

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for *identical* instruments in active markets.
- Level 2 Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

At December 31, 2010, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate fair value. Assets and liabilities recorded at fair value include cash, financial instruments owned, and financial instruments sold, not yet purchased and CBOE shares owned as part of the CBOE IPO. The Company uses quoted market prices to determine the fair value of all of its financial instruments owned and contractual commitments and financial instruments sold, not yet purchased and contractual commitments. The instruments consist of both equity securities and exchange traded options, all of which are classified as Level 1 in the fair value hierarchy. Assets and liabilities recorded at contractual amounts that approximate fair value include deposits received for securities loaned, short-term borrowings with affiliates and subordinated debt. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(Dollars in thousands)

(8) Related-Party Transactions

The Company has entered into various related party transactions with certain affiliates. These related party transactions are generally conducted at prices equivalent to prices for transactions conducted at arm's length with unrelated third parties. Amounts charged for operational support represent an allocation of costs.

(a) Cash

Cash at December 31, 2010 is held by Citibank, N.A., an affiliated company.

(b) Receivable from Affiliates

Receivable from affiliates primarily represents amounts due from CFPI for income taxes.

(c) Short-Term Borrowings

At December 31, 2010, short-term borrowings of $442,387 consist of borrowings of funds from CFPI. Payable to affiliates at December 31, 2010 include $7, which represents interest payable to CFPI for the short-term borrowings.

(d) Deposits Received for Securities Loaned

Deposits received for securities loaned represent collateralized financing transactions with Citigroup Global Markets Inc. (CGMI).

(e) Payables to Affiliates

Payables to affiliates include amounts due to CGMI, relating to bills paid on the Company's behalf offset partially by a receivable due from CGMI relating to securities on loan.

(f) Subordinated Indebtedness

At December 31, 2010, subordinated indebtedness of $50,000 consists of borrowings outstanding pursuant to a term subordinated agreement with CGMHI. This agreement currently bears interest at a rate of 3.565% which is payable and resets quarterly and matures on January 24, 2011. Payable to affiliates at December 31, 2010 include $295, which represents interest payable to CGMHI for the subordinated indebtedness. Subordinated indebtedness qualifies for inclusion in net capital at December 31, 2010. In accordance with Rule 15c3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met. On January 24, 2011, the $50,000 of subordinated debt was extended until April 25, 2011 at a rate of 3.57%.

(Dollars in thousands)

(9) Commitments and Contingencies

(a) Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

(b) Risks and Uncertainties

The Company generates its revenues by trading its proprietary account, and therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's trading activities, volatility in the securities markets, and technological changes and events and clearing costs.

(c) Lease Commitments

The Company has a noncancelable lease covering office space expiring on June 30, 2016. At December 31, 2010, minimum future rentals on the noncancelable operating lease are as follows:

2011	$ 178
2012	184
2013	190
2014	196
2015	201
Thereafter	102
Minimum future rentals	$ 1,051

(10) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2010 that would require recognition or disclosure in this statement of financial condition through February 28, 2011, which is the date these financial statements were available to be issued. No such transactions, other than that disclosed above in the subordinated indebtedness section of the related party transaction footnote, required recognition in the statement of financial condition for the year ended December 31, 2010.

KPMG

CITIGROUP DERIVATIVES MARKETS INC.

(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm)